Exhibit 99.1

Biofrontera AG: Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 09.03.2020

1. Details of the person discharging managerial responsibilities / person closely associated

a) Name

Title:	Dr.
First name:	Montserrat
Last name(s):	Foguet Roca

2. Reason for the notification

a) Position / status

Position:	Senior Vice President, Regulatory Affairs and Production

b) Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a) Name

Biofrontera AG

b) LEI

391200D6GFSVFGFQTL13

4. Details of the transaction(s)

a) Description of the financial instrument, type of instrument, identification code

Type:	Financial instrument linked to a share or a debt instrument
Description:	0.5 % qualified subordinated mandatory convertible bond 2020/2024

b) Nature of the transaction

Subscription of 2071 mandatory convertible bonds due to the exercise of subscription rights in relation to the offer of mandatory convertible bonds by Biofrontera AG. The price per bond was not yet known at the time of subscription.

c) Price(s) and volume(s)

Price(s)	Volume(s)
not numberable	not numberable

d) Aggregated information

Price	Aggregated volume
not numberable	not numberable

e) Date of the transaction

2020-03-09; UTC+1

f) Place of the transaction

Outside a trading venue

Company:	Biofrontera AG
Hemmelrather Weg 201
51377 Leverkusen
Germany
Internet:	www.biofrontera.com